

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

David Lazar
Chief Executive Officer
PhoneBrasil International, Inc.
1185 Avenue of the Americas
3rd Floor
New York, NY 10036

> **Re: PhoneBrasil International, Inc.**
> **Form 10-12G**
> **Filed June 12, 2020**
> **File No. 000-56176**

Dear Mr. Lazar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G

Item 3. Security Ownerhsip of Certain Beneficial Owners and Managment, page 19

1.   Please disclose the address for Anderson A. Dias. See Item 403(a) of Regulation S-K. Additionally, disclose David Lazar's stock ownership. We note your disclosure in this filing that Mr. Lazar is the managing member of Custodian Ventures LLC and that he is also a shareholder of the company.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 20

2.   Please provide the business experience for David Lazar as required by Item 401(e) of Regulation S-K. For example, we note the disclosure in Shentang International, Inc.'s SEC filings regarding Mr. Lazar's experience with other blank check companies. Please disclose your promoter's prior performance history with such companies, including:

- The company's name;
- Your promoter's relationship with the company;
- Whether the company has engaged in a business combination;
- Whether the company registered any offerings under the Securities Act; and
- Whether any transaction resulted in termination of your promoter's association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

Also revise the disclosure throughout this filing where you state that Mr. Lazar has no experience with blank check companies.

Finally, revise the sixth paragraph to disclose whether Mr. Lazar has been involved with certain legal proceedings that occurred during the past ten years. See Item 401(f) of Regulation S-K.

<u>Item 15. Financial Statements and Exhibits, page 40</u>

3. We note your disclosure on page 10 and elsewhere that you have received a promissory note from Custodian Ventures, LLC. Please file this note as an exhibit in accordance with Item 601(b)(10) of Regulation S-K and revise your disclosure to clarify the services provided.

4. Throughout the bylaws filed as exhibit 3.2, the company is referred to as a Nevada corporation. However, the certificate of incorporation is filed with the State of New Jersey. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew McMurdo, Esq.